T.	ROWE PRICE INTERNATIONAL FUNDS, INC.

T.	Rowe Price Emerging Europe & Mediterranean Fund

The following two sentences have been removed from page 3 of the prospectus:

Normally, seven to 12 countries will be represented in the portfolio.

Depending on conditions, the fund’s portfolio should be composed of at least 30 to 50 different companies.